ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 8, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                           Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:              Aegerion Pharmaceuticals, Inc.

SEC Comment Letter dated June 6, 2016

Registration Statement on Form S-3

File No. 333-211462

Dear Ms. Hayes:

This letter is submitted on behalf of Aegerion Pharmaceuticals, Inc. (the “Company”) in response to the comment letter (the “Comment Letter”) dated June 6, 2016 issued by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), filed by the Company with the Commission on May 19, 2016.

For reference purposes, the Staff’s comments, as reflected in the Comment Letter, are reproduced below, and the corresponding response of the Company follows the text of each comment.

1.              We note your response to our prior comment 1. Please provide us with your analysis as to why you do not consider shareholders owning 10 percent or more of your common stock to be “affiliates” of the Company.

Response to Comment 1:

The Company has determined that its directors and executive officers are its only affiliates based on its analysis of the definition of “affiliate” set forth in Rule 405 (“Rule 405”) under the Securities of 1933, as amended (the “Securities Act”). The Company does not consider either Scopia Capital Management or Broadfin Capital LLC (each, a “10% Holder”), to the Company’s knowledge the only shareholders owning 10% or more of the Company’s common stock, to be an affiliate of the Company because of the passive nature of their investments.

The term “affiliate” is defined in Rule 405 as a “person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with” an issuer. The term “control” in turn is defined in Rule 405 as the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Staff takes the position that the determination of “control” is dependent on the facts and circumstances involved and, therefore, has declined to express a view on specific factors that would result in a person being deemed to “control” an issuer. Consequently, resolution of the issue turns on the definition of “control” under Rule 405 in light of the facts and circumstances of each case.

Neither of the 10% Holders, directly or indirectly through intermediaries or otherwise, controls or has in in the past controlled the Company. Neither of the 10% Holders possesses the power, directly or indirectly, to designate or unilaterally elect directors of the Company, nor have either of their respective representatives previously served as an officer or director of the Company. Neither of the 10% Holders, nor any of their respective representatives, has the ability, by contract or otherwise, to affect the management or policies of the Company. Further, each 10% Holder in its respective Schedule 13G certified that its shares of the Company’s common stock were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired in connection with or as a participant in any transaction having such purpose or effect. Other factors that commonly indicate a controlling relationship also are absent — there are no familial, debtor-creditor or other business relationships between the Company or any of its directors or officers and either 10% Holder. Accordingly, given the lack of any control relationship between either 10% Holder and the Company, the Company has concluded that neither of the 10% Holders is an affiliate of the Company. We note, additionally, the recommendation of Commissioner Steven M.H. Wallman’s Advisory Committee on Capital Formation and Regulatory Processes that affiliates of a reporting issuer be limited to its chief executive officer, inside directors, 10% holders with rights to designate a director and 20% holders.

2.              Please update this section to incorporate by reference the Current Report on Form 8-K filed on June 1, 2016. In addition, please specifically incorporate each current and periodic report filed by you between the date of this letter and the registration statement’s effective date, or include the language set forth in Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response to Comment 2:

The Company acknowledges the Staff’s comment and advises the Staff that the Company will amend the Registration Statement to incorporate the Current Report on Form 8-K filed by the Company with the Commission on June 1, 2016 and the language set forth in Staff’s response to Question 123.05 of the Staff’s Securities Act Forms Compliance and Disclosure Interpretations following the Staff’s clearance of Comment 1 above.

*              *              *              *              *

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7921 or Zachary Blume at our offices at (617) 951-7663.

Very truly yours,
/s/ Paul Kinsella
Paul Kinsella

cc: Benjamin Harshbarger (Aegerion Pharmaceuticals, Inc.)